UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 1

PTC Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69366J200

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69366J200	13G—AMENDMENT NO. 1	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul G. Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,701,731 (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,701,731 (2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701,731 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (3)
12	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13G is filed by Paul G. Allen, Vulcan Ventures Incorporated (“VVI”), Vulcan Capital Venture Capital Management I LLC (“VCVC Management I”),Vulcan Capital Venture Capital I LLC (“VCVC I”), Cougar Investment Holdings LLC (“Cougar”), VCVC Management III LLC (“VCVC Management III”) and VCVC III LLC (“VCVC III” and, together with Paul G. Allen, VVI, VCVC Management I, VCVC I, Cougar and VCVC Management III, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Mr. Allen has sole voting and dispositive power over the aggregate 1,701,731 shares (the “Shares”), including (a) the 101,562 shares held of record by VVI (the “VVI Shares”), (b) the 797,102 shares held of record by VCVC I (the “VCVC I Shares”) and (c) the 803,067 shares held of record by VCVC III (the “VCVC III Shares”). Mr. Allen is not a holder of record of any of the Shares, and disclaims all beneficial ownership in the shares held by VVI, VCVC I and VCVC III, except to the extent of his pecuniary interest therein.
(3)	Based upon 33,602,541 shares of common stock of the Company outstanding as of November 5, 2014, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2014.

CUSIP No. 69366J200	13G—AMENDMENT NO. 1	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vulcan Ventures Incorporated (“VVI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,664 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Of the 898,664 shares reported above, VVI is the record holder of the 101,562 VVI Shares and VCVC I is the record holder of the 797,102 VCVC I Shares. VVI is the managing member of VCVC Management I, which is the manager of VCVC I. Paul G. Allen is the sole owner of VVI, and has sole voting and dispositive power over the VVI Shares and the VCVC I Shares. VVI is not a record holder of the VCVCI Shares and disclaims all beneficial ownership in the VCVC I Shares, except to the extent of its pecuniary interest therein.
(2)	Based upon 33,602,541 shares of common stock of the Company outstanding as of November 5, 2014, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 6, 2014.

CUSIP No. 69366J200	13G—AMENDMENT NO. 1	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vulcan Capital Venture Capital Management I LLC (“VCVC Management I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,102 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	VCVC Management I is the manager of VCVC I, which is the record holder of the 797,102 VCVC I Shares. VCVC Management I is not a record holder of the VCVC I Shares and disclaims all beneficial ownership in the VCVC I Shares, except to the extent of its pecuniary interest therein. Paul G. Allen is the sole owner of VVI, which is the managing member of VCVC Management I, and Mr. Allen has sole voting and dispositive power over the VCVC I Shares.
(2)	Based upon 33,602,541 shares of common stock of the Company outstanding as of November 5, 2014, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 6, 2014.

CUSIP No. 69366J200	13G—AMENDMENT NO. 1	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vulcan Capital Venture Capital I LLC (“VCVC I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,102 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	VCVC I is the record holder of the 797,102 VCVC I Shares. VCVC I is managed by VCVC Management I, which in turn in managed by VVI. Mr. Allen, who is the sole owner of VVI, has sole voting and dispositive power over the VCVC I Shares. Mr. Allen, VVI and VCVC Management I are not the record holders of the VCVC I Shares and disclaim all beneficial ownership in the VCVC I Shares, except to the extent of their respective pecuniary interest therein.
(2)	Based upon 33,602,541 shares of common stock of the Company outstanding as of November 5, 2014, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 6, 2014.

CUSIP No. 69366J200	13G—AMENDMENT NO. 1	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cougar Investment Holdings LLC (“Cougar”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,067 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Cougar is the managing member of VCVC Management III, which is the manager of VCVC III, which is the record holder of the 803,067 VCVC III Shares. Cougar is not a record holder of the VCVC III Shares and disclaims all beneficial ownership in the VCVC III Shares, except to the extent of its pecuniary interest therein. Paul G. Allen is the sole owner of Cougar, and has sole voting and dispositive power over the VCVC III Shares.
(2)	Based upon 33,602,541 shares of common stock of the Company outstanding as of November 5, 2014, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 6, 2014.

CUSIP No. 69366J200	13G—AMENDMENT NO. 1	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VCVC Management III LLC (“VCVC Management III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,067 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	VCVC Management III is the manager of VCVC III, which is the record holder of the 803,067 VCVC III Shares. VCVC Management III is not a record holder of the VCVC III Shares and disclaims all beneficial ownership in the VCVC III Shares, except to the extent of its pecuniary interest therein. Paul G. Allen is the sole owner of Cougar, which is the managing member of VCVC Management III, and has sole voting and dispositive power over the VCVC III Shares.
(2)	Based upon 33,602,541 shares of common stock of the Company outstanding as of November 5, 2014, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 6, 2014.

CUSIP No. 69366J200	13G—AMENDMENT NO. 1	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VCVC III LLC (“VCVC III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,067 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	VCVC III is the record holder of the 803,067 VCVC III Shares. VCVC III is managed by VCVC Management III, which in turn in managed by Cougar. Mr. Allen, who is the sole owner of Cougar, has sole voting and dispositive power over the VCVC III Shares. Mr. Allen, Cougar and VCVC Management III are not record holders of the VCVC III Shares and disclaim all beneficial ownership in the VCVC III Shares, except to the extent of their respective pecuniary interest therein.
(2)	Based upon 33,602,541 shares of common stock of the Company outstanding as of November 5, 2014, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 6, 2014.

CUSIP No. 69366J200	13G—AMENDMENT NO. 1	Page 9 of 12 Pages

Item 1(a)	Name of Issuer:

PTC Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

100 Corporate Court, South Plainfield, NJ 07080

Item 2(a)	Name of Person Filing:

(i)	Paul G. Allen;

(ii)	Vulcan Ventures Incorporated (“VVI”);

(iii)	Vulcan Capital Venture Capital Management I LLC (“VCVC Management I”);

(iv)	Vulcan Capital Venture Capital I LLC (“VCVC I”);

(v)	Cougar Investment Holdings LLC (“Cougar”);

(vi)	VCVC Management III LLC (“VCVC Management III”);

(vii)	VCVC III LLC (“VCVC III”).

The foregoing persons hereinafter sometimes collectively are referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit 99.1 hereto.

Item 2(b)	Address of Principal Business Office or, If None, Residence

(i)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(ii)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(iii)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(iv)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(v)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(vi)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(vii)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

Item 2(c)	Citizenship:

(i)	U.S.

(ii)	Washington

(iii)	Delaware

(iv)	Delaware

(v)	Delaware

(vi)	Delaware

(vii)	Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

CUSIP No. 69366J200	13G—AMENDMENT NO. 1	Page 10 of 12 Pages

Item 2(e)	CUSIP Number:

69366J200

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class*
Paul G. Allen	1,701,731	0	1,701,731	0	1,701,731	5.1%
VVI	0	0	0	0	898,664	2.7%
VCVC Management I	0	0	0	0	797,102	2.4%
VCVC I	0	0	0	0	797,102	2.4%
Cougar	0	0	0	0	803,067	2.4%
VCVC Management III	0	0	0	0	803,067	2.4%
VCVC III	0	0	0	0	803,067	2.4%

Paul G. Allen, who is the sole owner of VVI and Cougar, has sole voting and dispositive power over the aggregate 1,701,731 shares, including the 101,562 shares held of record by VVI, the 797,102 shares held of record by VCVC I and the 803,067 shares held of record by VCVC III. VVI is the managing member of VCVC Management I, which is the manager of VCVC I. Cougar is the managing member of VCVC Management III, which is the manager of VCVC III. Mr. Allen, VVI and VCVC Management I disclaim all beneficial ownership in the shares held by VCVC I, except to the extent of their respective pecuniary interest therein, and Mr. Allen, Cougar and VCVC Management III disclaim all beneficial ownership in the shares held by VCVC III, except to the extent of their respective pecuniary interest therein.

*	Based upon 33,602,541 shares of common stock of the Company outstanding as of November 5, 2014, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 6, 2014.

CUSIP No. 69366J200	13G—AMENDMENT NO. 1	Page 11 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 69366J200	13G—AMENDMENT NO. 1	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015	PAUL G. ALLEN

	By:	/s/ WILLIAM BENACK
	Name:	William Benack
	Title:	Attorney-in-fact for Paul G. Allen

Dated: February 13, 2015	VULCAN VENTURES INCORPORATED

	By:	/s/ WILLIAM BENACK
	Name:	William Benack
	Title:	Vice President

Dated: February 13, 2015	VULCAN CAPITAL VENTURE CAPITAL MANAGEMENT I LLC

By Vulcan Ventures Incorporated, its Managing Member

	By:	/s/ WILLIAM BENACK
	Name:	William Benack
	Title:	Vice President

Dated: February 13, 2015	VULCAN CAPITAL VENTURE CAPITAL I LLC

By Vulcan Capital Venture Capital Management I LLC, its Manager
By Vulcan Ventures Incorporated, its Managing Member

	By:	/s/ WILLIAM BENACK
	Name:	William Benack
	Title:	Vice President

Dated: February 13, 2015	COUGAR INVESTMENT HOLDINGS LLC

	By:	/s/ WILLIAM BENACK
	Name:	William Benack
	Title:	Vice President

Dated: February 13, 2015	VCVC MANAGEMENT III LLC

By Cougar Investment Holdings LLC, its Managing Member

	By:	/s/ WILLIAM BENACK
	Name:	William Benack
	Title:	Vice President

Dated: February 13, 2015	VCVC III LLC

By VCVC Management III LLC, its Manager
By Cougar Investment Holdings LLC, its Managing Member

	By:	/s/ WILLIAM BENACK
	Name:	William Benack
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Title

99.1	Joint Filing Agreement dated February 13, 2015 among the Reporting Persons

99.2	Power of Attorney